Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2011	2010	2011	2010

Income (loss) before income taxes	$(727)	$881	$242	$1,738
Interest	97	97	193	195
Portion of rentals deemed to be interest	16	16	32	33

Income (loss) available for fixed charges	$(614)	$994	$467	$1,966

Fixed charges:
Interest	$97	$97	$193	$195
Portion of rentals deemed to be interest	16	16	32	33

Total fixed charges	113	113	225	228
Preferred stock dividend requirements	—	1	1	2

Total fixed charges and preferred stock dividend requirements	$113	$114	$226	$230

Ratio of earnings to fixed charges (1)	N/A	8.78	2.08	8.61

Ratio of earnings to combined fixed charges and preferred stock dividend requirements (1)	N/A	8.70	2.06	8.53

(1) The loss for the three months ended June 30, 2011 was inadequate to cover “fixed charges” and “combined fixed charges and preferred stock dividends” by $727 million.

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.